Exhibit 99.(b)(2)

Amendment to the By-Laws
of
Credit Suisse Asset Management Income Fund, Inc.

Pursuant to Article IX of the Amended By-Laws (the “By-Laws”) of Credit Suisse Asset Management Income Fund, Inc. (the “Fund”), Article II, Section 5 of the By-Laws is hereby amended and restated in its entirety as follows:

Resignation.  A Director may resign at any time by giving written notice of his resignation to the Board of Directors or the Chairman of the Board or the Secretary of the Company.  Any resignation shall take effect at the time specified in it or, should the time when it is to become effective not be specified in it, immediately upon its receipt.  Acceptance of a resignation shall not be necessary to make it effective unless the resignation states otherwise.  No director candidate shall be presented to shareholders of the Fund for election at any meeting that is scheduled to occur after a Director has reached the age of 74 and each Director shall automatically be deemed to retire from the Board at the next annual meeting following the date a Director reaches the age of 75 years, even if his or her term of office has not expired.